SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                  NATIONAL HEALTH AND SAFETY CORPORATION
                             (Name of Issuer)


                               COMMON STOCK
                           (Class of Securities)


                                 636327207
                              (CUSIP Number)


                         EWMW LIMITED PARTNERSHIP
                             2414 JARRATT AVE.
                            AUSTIN, TEXAS 78703
                               512-480-3156
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)



                             JANUARY 25, 2001
          (Date of Event which Requires Filing of this Statement)

(1)   NAMES OF REPORTING PERSONS:
               EWMW Limited Partnership (the "Partnership")


(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (A)   [   ]
(a)[ X]


(3)   SEC USE ONLY


(4)   SOURCE OF FUNDS:
                                    WC


(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).
[  ]


(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:
                                   Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH:
(7) SOLE VOTING POWER EWMW Limited Partnership 22,306,780 Common Shares 7,005 Ser. A Preferred Shares
(8)   SHARED VOTING POWER None
(9)   Sole dispositive power EWMW Limited Partnership 22,306,780 Common
Shares
     7,005 Ser. A Preferred Shares
(10)  SHARED DISPOSITIVE POWER   None


(11)  Aggregate amount beneficially owned by each reporting person.
     EWMW Limited Partnership      22,306,780 Common Shares
                              7,005 Series A Preferred Shares


(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [
]


(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   9.01% (SEE Item 5, note (1), for calculation of number of outstanding shares.)

(14)  TYPE OF REPORTING PERSON:
                                    PN

ITEM 1          SECURITY AND ISSUER

Common Stock, par value $0.001 per share, issued by National Health and Safety Corporation ("NHLT").



ITEM 2          IDENTITY AND BACKGROUND

(A) STATE OF ORGANIZATION: Texas

(B) PLACE OF BUSINESS: 2414 Jarratt Avenue, Austin, Texas 78703

(C) PRINCIPAL BUSINESS: Investment partnership

(D) CRIMINAL PROCEEDINGS: None

(E) CIVIL SUITS:    None



ITEM 3          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Partnership received 22,306,780 shares of NHLT common stock in exchange for 982,958 shares of common stock of MedSmart Healthcare Network, Inc., pursuant to the Fourth Amended Joint Plan of Reorganization of NHLT dated as of August 21, 2000 (the "Plan"), as confirmed by the U.S. Bankruptcy Court, Eastern District, Pennsylvania on November 27, 2000. A copy of the Plan has been filed as an exhibit to NHLT's report on Form 8-K dated November 28, 2000.

In addition, the Partnership received 7,005 shares of NHLT series A preferred stock in exchange for its claims as a creditor of NHLT, pursuant to the Plan.



ITEM 4          PURPOSE OF TRANSACTION

The Partnership acquired the shares for investment pursuant to the Plan. The implementation of the NHLT Plan resulted in a change of control in NHLT, because the Plan resulted in the issuance of shares of new shares of common stock of NHLT to new investors who invested cash or exchanged their common stock in another company, MedSmart Healthcare Network, Inc. (as did the Partnership). The new shares issued pursuant to the reorganization constituted a majority of the outstanding NHLT common stock after
completion of the transaction.   However, the Partnership, is not a part of
any group organized for the purpose of changing or influencing control of NHLT, except to the extent that the Partnership accepted NHLT's exchange offer, along with other MedSmart shareholders pursuant to the provisions of the Plan, and the Partnership expressly disclaims membership in any such group under Section 13(d) of the Securities Exchange Act of 1934.



ITEM 5          INTEREST IN SECURITIES OF THE ISSUER

Person:             EWMW Limited Partnership
No. Shares Owned:   23,306,780 Shares of Common Stock
                    7,005 Shares of Series A Preferred Stock
Percent of Outstanding
  Shares (1):       9.01%

(1) Percentage of shares owned assumes conversion of all voting preferred stock to common stock and is based on the following voting equity shares known to the reporting person to be outstanding:

   Common stock outstanding at September 30, 2000, as reported in NHLT's 10-QSB: 58,803,516

   New stock issued in January 2001 pursuant to NHLT's reorganization:
     Common stock: 178,046,305
     Series A preferred stock, 1,595,265 shares issued, each preferred share convertible into 5 shares of common stock and entitled to vote according to the number of common shares into which the preferred stock is convertible: 7,796,325
     Series B preferred stock, 600,000 shares issued, each preferred share convertible into 5 shares of common stock and entitled to vote according to the number of common shares into which the preferred stock is convertible: 3,000,000

   Total: 247,826,146




ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4.



ITEM 7         EXHIBITS

2.1 Fourth Amended Joint Plan of Reorganization dated August 21, 2000, incorporated by reference to NHLT's Report on Form 8-K dated November 28, 2000.

                                SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              EWMW LIMITED PARTNERSHIP


                                        /s/
Date:  February 5, 2001       By:  Rodney Matthews
                              Title: Agent